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Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

FALCONBRIDGE LIMITED
EMPLOYEE SHARE SAVINGS PLAN BULLETIN
October 25, 2005

INTRODUCTION

On October 24, 2005, Inco Limited ("Inco") made an offer (the "Inco Offer") to purchase all of the outstanding common shares (the "Falconbridge Common Shares") of Falconbridge Limited ("Falconbridge") on the basis of Cdn.$34.00 in cash or 0.6713 of an Inco common share (an "Inco Common Share") plus Cdn.$0.05 in cash per Falconbridge Common Share, subject to proration. Falconbridge's common shareholders, including members of the Falconbridge Employee Share Savings Plan ("ESSP Members"), will have the right to elect to receive either (i) all cash or (ii) all Inco Common Shares plus Cdn.$0.05 per Falconbridge Common Share, subject in each case to proration based upon the maximum amount of cash and Inco Common Shares offered.

In order to process the tender of shares by ESSP Members prior to the expiry date of the Inco Offer (December 23, 2005), the Inco Offer is open for acceptance by ESSP Members until 4:00 p.m. (Toronto time) on December 14, 2005. Please note that Special Transaction Forms received by Morneau Sobeco (the "Plan Administrator") subsequent to December 14, 2005 may not be processed in time to be deposited to the Inco Offer. If the Inco Offer is extended, this date of expiry for ESSP members will be extended to a comparable date shortly before the new expiry date under the extended Inco Offer. The terms and conditions of the Inco Offer are described in the enclosed Offer to Purchase of Inco dated October 24, 2005 (the "Inco Offer Circular"), which is accompanied by the Directors' Circular of Falconbridge dated October 24, 2005 (the "Falconbridge Directors' Circular") under which our board of directors recommends that Falconbridge shareholders accept the Inco Offer and tender their Falconbridge Common Shares to the Offer.

WE URGE YOU TO READ CAREFULLY THE INCO OFFER CIRCULAR AND THE FALCONBRIDGE DIRECTORS' CIRCULAR, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH CANADIAN OR UNITED STATES SECURITIES REGULATORY AUTHORITIES BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Common Questions and Answers

Certain capitalized terms used below in this Bulletin and in the accompanying Special Transaction Form have the same respective definitions as set out in the Inco Offer Circular.

What will I receive in exchange for the Falconbridge Common Shares that I tender to the Inco Offer?

Under the terms of the Inco Offer, holders of Falconbridge Common Shares who tender their shares to the Inco Offer will receive Cdn.$34.00 in cash or 0.6713 of an Inco Common Share plus Cdn.$0.05 in cash for each Falconbridge Common Share, subject to proration as described in the next paragraph.

The maximum amount of cash consideration available under the Offer is limited to Cdn.$2,872,648,913 and the maximum number of Inco Common Shares issuable under the Offer is limited to 200,702,404 Inco Common Shares. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts, and will be based on the number of Falconbridge Common Shares acquired in proportion to the number of Falconbridge Common Shares outstanding on an adjusted fully-diluted basis. As a result, if you elect the Cash Alternative you may also receive Inco shares (and less cash) and if you elect the Share Alternative you may receive more cash than $0.05 per share (and less shares). Please note that ESSP Members will receive fractional Inco Common Shares if they elect the Share Alternative or receive Inco Common Shares as a result of the proration provisions of the Inco Offer.

If I tender my Shares, what is the process for distribution of the Cash and Inco Shares?

If the Inco Offer is successful and all of the conditions for taking up Falconbridge Common Shares under the Inco Offer are satisfied or waived by Inco, Inco is required to make payment for all Falconbridge Common Shares tendered and taken up under the Inco Offer within three (3) business days from the date of take-up of the shares (which take-up date must occur within 10 days of the expiry, or any extended date of expiry, of the Inco Offer). Inco will make payment by delivering the funds to CIBC Mellon, the registrar and transfer agent of both Falconbridge and Inco, who will then distribute payment to the Falconbridge shareholders who tendered Shares under the Inco Offer.

In the case of ESSP members, the Plan Administrator will receive the funds and Inco Common Shares on their behalf for distribution to individual members' accounts.

If I tender my ESSP Shares and elect the Share Alternative, how will the cash portion be treated? Can it be reinvested in more Inco Common Shares?

The cash portion of the Share Alternative will be paid to the participant by cheque or direct deposit (if available), and will not remain in your ESSP account as cash and/or be re-invested in Inco Common Shares.

Will I incur brokerage or other transaction costs if I elect to tender my Falconbridge Common Shares to the Inco Offer?

Falconbridge will pay any administration fees associated with the tender of your Falconbridge Common Shares held in your ESSP account to the Inco Offer.

How do I tender the Falconbridge Common Shares held in my ESSP account to the Inco Offer?

If you wish to tender the Falconbridge Common Shares held in your ESSP account, you must complete the "Special Transaction Form to Tender Falconbridge Common Shares to the Inco Offer" accompanying this bulletin, specifying whether you elect to receive Cdn.$34.00 in cash for each Falconbridge Common Share, or 0.6713 of an Inco Common Share plus Cdn.$0.05 in cash for each Falconbridge Common Share.

ESSP Members should deliver to the Plan Administrator at the address below their completed forms in the enclosed return envelope or by fax before 4:00 p.m. (Toronto time) on December 14, 2005. If such Special Transaction Forms are received by the Plan Administrator after 4:00 p.m. (Toronto time) December 14, 2005 your forms and instructions may not be processed in time to be deposited to the Inco Offer.

Falconbridge Share Tender
c/o Morneau Sobeco
895 Don Mills Road, Suite 700
One Morneau Sobeco Centre
Toronto, Ontario
M3C 1W3

Fax No. 1-866-709-9877

Please note that if you elect to tender all of the Falconbridge Common Shares held in your ESSP account, you are tendering all Falconbridge Common Shares purchased through the ESSP prior to December 14, 2005 and held in your account on December 14, 2005 (including December 2005 dividends). The number of shares tendered as of that time is not necessarily representative of the share balance as of the date you submit your Special Transaction Form.

Will I be required to pay tax if I tender Falconbridge Common Shares to the Inco Offer?

The following comments with respect to tax are intended as an overview only and do not constitute tax advice by Falconbridge. You should refer to the Inco Offer Circular and consult your own independent tax advisor for advice with respect to the income tax consequences applicable to you regarding your own particular circumstances.

In general, if you are a Canadian resident:

  (a)
  who elects the Cash Alternative, whose Falconbridge Common Shares are taken up and paid for under the Inco Offer and who receives cash only; or,

  (b)
  who, subject to the availability of the election described below, elects the Share Alternative or who disposes of Falconbridge Common Shares pursuant to the Cash Alternative but who receives Inco Common Shares as a result of proration, you will realize a capital gain (or capital loss) to the extent that the proceeds received for such Falconbridge Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of such Falconbridge Common Shares. If you meet the conditions described in (b) above, you will be considered to have disposed of the Falconbridge Common Shares for proceeds of disposition equal to the sum of (i) any cash received by you, and (ii) the fair market value as at the time of acquisition of any Inco Common Shares acquired by you on the exchange.

If you are a Canadian resident who elects the Share Alternative or otherwise receives Inco Common Shares, you may make a joint election with Inco pursuant to section 85 of the Tax Act and obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending upon the Elected Amount and the adjusted cost base to you of the Falconbridge Common Shares at the time of the exchange.

If you are not a resident of Canada, you will generally not be subject to tax in Canada under the Tax Act on any capital gain realized on the disposition of Falconbridge Common Shares, unless the Falconbridge Common Shares are "taxable Canadian property" as defined in the Tax Act, to you for purposes of the Tax Act and you are not entitled to relief under an applicable income tax convention between Canada and the country in which you are resident. You should note that you may be subject to tax in your country of residence, depending on local tax laws.

Once I have tendered the Falconbridge Common Shares held in my ESSP account to the Inco Offer, can I withdraw those shares?

If you have instructed the Plan Administrator to tender your Falconbridge Common Shares held in your ESSP account to the Inco Offer, you may be able to subsequently withdraw those shares in certain limited circumstances. You should carefully review the Inco Offer which describes these circumstances. If you decide to withdraw shares that you have tendered to the Inco Offer, you should contact the Plan Administrator immediately. The Plan Administrator will use its best efforts to complete your request to withdraw but, because of the restrictions on withdrawing shares tendered to the Inco Offer, you may not be able to effect a withdrawal of those shares in all cases within the requisite time period.

After I tender my Falconbridge Common Shares, am I still eligible to participate in the Falconbridge ESSP?

You will be eligible to continue participating in the Falconbridge ESSP until such time as the Plan is suspended or terminated. You will be notified of any Plan changes, including suspension or termination of the Plan. Falconbridge Common Shares will continue to be purchased under the ESSP after December 14, 2005, until such time as there ceases to be a liquid market for Falconbridge Common Shares, or an alternate decision is taken regarding the ESSP.

What happens to the Falconbridge Common Shares purchased after December 14, 2005 through the Falconbridge ESSP?

If the Offer is extended beyond the present expiry date, you will be able to tender Falconbridge Common Shares subsequently acquired at that time.

If you continue to hold shares or purchase Falconbridge Common Shares after the Inco Offer is completed you should carefully review details on the Subsequent Acquisition Transaction that are described in the Inco Offer Circular.

How will the dividend payable December 15, 2005 be applied for shares held through the ESSP?

Dividends declared October 25, 2005 to be payable December 15, 2005, will be applied to the purchase of additional Falconbridge Common Shares on the market and will be included in the balance of shares tendered.

If I exchange my Falconbridge Common Shares for Inco Common Shares under the Inco Offer, can I hold those Inco Common Shares in my ESSP account?

You will only be able to hold any Inco Common Shares in your ESSP account as long as the ESSP continues. If the ESSP continues and you wish to withdraw the Inco Common Shares held in your account, the regular plan administration procedures will apply and you can elect one of the following options:

Option One — Sell the Inco Common Shares

  You may elect to sell the Inco Common Shares in your ESSP account and request a cheque or direct deposit (if available) for the proceeds of the sale. You should receive the cheque or direct deposit within the normal service standard of the ESSP.

Option Two — Request a Share Certificate

  You may request that a certificate representing the Inco Common Shares in your ESSP account be issued in your name or the name of your broker or other custodian.

What happens if I don't tender my Falconbridge Common Shares?

If you do not tender your Falconbridge Common Shares, and the conditions of the Inco Offer are satisfied or waived, and Inco takes up and pays for Falconbridge Common Shares validly deposited under the Inco Offer, Inco intends to take such action as is necessary for the purpose of enabling Inco or an affiliate of Inco to acquire all Falconbridge Common Shares not acquired pursuant to the Inco Offer. Inco intends that the consideration offered per Falconbridge Common Share under any such Subsequent Acquisition Transaction proposed by it would be at least equal in value to the consideration paid to shareholders under the Inco Offer. There is no assurance that Inco will proceed with such a Subsequent Acquisition Transaction. You should carefully review the Inco Circular for information regarding any such transaction.

If I haven't tendered my Falconbridge Common Shares, can I sell the Falconbridge Common Shares in my ESSP account during the period of the Inco Offer?

ESSP Members may sell all or any portion of the Falconbridge Common Shares held in their ESSP account under the regular administration rules of the Plan as long as the Plan is not suspended or terminated and subject to prevailing market conditions.

What will happen to the Falconbridge Common Shares that I tender to the Inco Offer if the Inco Offer is not completed?

In these circumstances, the Falconbridge Common Shares that you tendered to the Inco Offer will be returned to your ESSP account.

Will a form of the Falconbridge ESSP continue with Inco after the takeover?

At this time we cannot confirm whether or not the ESSP will continue after the takeover.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian Investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

Falconbridge Limited

Employee Share Savings Plan

SPECIAL TRANSACTION FORM TO TENDER
FALCONBRIDGE COMMON SHARES TO THE INCO OFFER

This Special Transaction Form is to be used by members of the Employee Share Savings Plan ("ESSP Members") of Falconbridge Limited ("Falconbridge") who wish to deposit common shares of Falconbridge ("Falconbridge Common Shares") pursuant to the offer dated October 24, 2005 (the "Inco Offer") made by Inco Limited ("Inco") to holders of Falconbridge Common Shares.

Please complete this Special Transaction Form as soon as possible and deliver to Morneau Sobeco, the plan administrator ("Plan Administrator") of the ESSP in the enclosed self-addressed envelope or by fax, no later than 4:00 p.m. (Toronto time) on Wednesday, December 14, 2005 (the "ESSP Expiry Date"). Please note that Special Transaction Forms received by the Plan Administrator subsequent to the ESSP Expiry Date may not be processed in time to be deposited to the Inco Offer. If the Inco Offer is extended, this date of expiry for ESSP members will be extended to a comparable date shortly before the new expiry date under the extended Inco Offer.

    c/o Morneau Sobeco
    895 Don Mills Road, Suite 700
    One Morneau Sobeco Centre
    Toronto, Ontario M3C 1W3
    Fax No. 1-866-709-9877

PLEASE READ CAREFULLY THE TERMS AND CONDITIONS OF THE INCO OFFER WHICH ARE DESCRIBED IN THE ENCLOSED OFFER TO PURCHASE OF INCO DATED OCTOBER 24, 2005 (THE "INCO OFFER CIRCULAR"), WHICH IS ACCOMPANIED BY THE DIRECTORS' CIRCULAR OF FALCONBRIDGE DATED OCTOBER 24, 2005, AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS SPECIAL TRANSACTION FORM.

TO:	MORNEAU SOBECO
AND TO:	FALCONBRIDGE LIMITED

Subject only to the provisions of the Inco Offer regarding withdrawal, the undersigned irrevocably accepts the Inco Offer and authorizes and directs you to deposit, for and on behalf of the undersigned, the number of Falconbridge Common Shares allocated to the undersigned's account in the ESSP set forth below:

  ☐
  Deposit all Falconbridge Common Shares held in my ESSP account as at the ESSP Expiry Date.

  or

  ☐
  Deposit              % of the Falconbridge Common Shares held in my ESSP account as at the ESSP Expiry Date.

Name of ESSP Member (please print)	Employee Payroll Number

ELECTION FOR CASH OR SHARES

Under the Inco Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Falconbridge Common Shares held through the ESSP. Each ESSP Member may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B).

ESSP members may elect only ONE of the choices below:

☐            Choice A — The CASH ALTERNATIVE

ESSP Members who check this box will receive Cdn.$34.00 in cash for each Falconbridge Common Share deposited under this Choice A (subject to proration).

☐            Choice B — The SHARE ALTERNATIVE

ESSP Members who check this box will receive 0.6713 of a common share of Inco ("Inco Common Share")
and Cdn.$0.05 in cash for each Falconbridge Common Share (including fractional shares)
deposited under this Choice B (subject to proration).

If an ESSP Member who elects to tender shares fails to elect the Cash Alternative or does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Falconbridge Common Shares deposited by him or her pursuant to the Inco Offer, such ESSP Member will be deemed to have elected the Share Alternative and will be entitled to receive 0.6713 of an Inco Common Share and Cdn.$0.05 in cash as consideration for each of such ESSP Member's Falconbridge Common Shares, subject to proration as described in the accompanying Inco Offer Circular.

As described in the Inco Offer Circular, the maximum amount of cash consideration available under the Inco Offer is Cdn.$2,872,648,913 and the maximum number of Inco Common Shares issuable under the Inco Offer is 200,702,404 Inco Common Shares. The consideration payable under the Inco Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Inco Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Common Shares acquired in proportion to the number of Falconbridge Common Shares outstanding on an adjusted fully-diluted basis, as set forth in the Inco Offer Circular.

TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS

☐
Check this box if you are, (1) an "Eligible Holder" (defined below), and (2) would like to make the joint tax election with the Offeror described in Section 21 of the Inco Offer Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of Falconbridge Shares for Cash and Inco Shares — TAX DEFERRED ROLLOVER UNDER THE TAX ACT" in the event that Inco Common Shares are received as partial consideration for such Falconbridge Common Shares. Eligible Holders who check this box and submit this Special Transaction Form to Tender will receive a tax instruction letter from the Depositary. Eligible Holders who check this box and are residents of Quebec will also receive a tax instruction letter from the Depositary for the purposes of making a similar election for Quebec income tax purposes.

The joint tax election can only be made by ESSP Members who are Eligible Holders, and who receive Inco Common Shares as full or partial consideration for their Falconbridge Common Shares. No joint tax election will be made with any other persons.

An "Eligible Holder" means a person who is, or is deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act") and who is not exempt from tax under Part I of the Tax Act.

Eligible Holders should note that because of the proration provisions of the Inco Offer, a Shareholder electing the Cash Alternative may receive Inco Common Shares, and a Shareholder electing the Share Alternative may receive more cash than the Cdn.$0.05 per Falconbridge Share provided for under the Share Alternative. Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.

The undersigned acknowledges receipt of the Inco Offer and the related Inco Offer Circular and Falconbridge Directors' Circular.

SIGN HERE

Dated:	(month)	, 2005 (day)

    Signature of ESSP Member

Name of ESSP Member	Work Location of ESSP Member

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian Investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

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FALCONBRIDGE LIMITED EMPLOYEE SHARE SAVINGS PLAN BULLETIN October 25, 2005
Falconbridge Limited Employee Share Savings Plan SPECIAL TRANSACTION FORM TO TENDER FALCONBRIDGE COMMON SHARES TO THE INCO OFFER
ELECTION FOR CASH OR SHARES
ESSP members may elect only ONE of the choices below
TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS